Exhibit 99.1

TerraForm Power and SunEdison Announce Acquisition of 930 Megawatt Contracted Wind Portfolio from Invenergy for $2 Billion

•	Transformative acquisition from Invenergy, the largest independent wind owner in the United States

•	Portfolio with expected unlevered annual CAFD of $141M, generating an attractive 10 year levered cash-on-cash yield of 8.4 percent

•	TerraForm Power establishing 2016 DPS guidance of $1.70, a 26 percent year-over-year increase from 2015

•	Transaction further enhances visibility of TerraForm’s long-term growth trajectory

•	Partnership with Invenergy is expected to provide further drop downs and growth opportunities

BETHESDA, Md. and MARYLAND HEIGHTS, Mo. - July 6, 2015 /PRNewswire/ -- TerraForm Power, Inc. (Nasdaq: TERP), an owner and operator of clean energy power plants, and SunEdison, Inc. (NYSE: SUNE), the world's largest renewable energy development company, today announced that TerraForm Power has signed a definitive agreement to acquire net ownership of 930 megawatt (MW) of wind power plants from Invenergy Wind LLC (“Invenergy”), the largest independent wind owner in the United States. This acquisition is expected to add a sizeable, high-quality contracted power plant portfolio to the TerraForm Power and SunEdison family of companies, strengthening one of the largest and highest growth renewable power platforms in North America.
Transforming How Energy is Generated, Distributed and Owned
“TerraForm Power continues to transform the energy landscape with our acquisition of Invenergy’s wind power portfolio,” said Carlos Domenech, TerraForm Power’s chief executive officer. “This transaction is expected to be immediately accretive to our shareholders, extend the visibility of our growth trajectory and unlock significant value as we aggregate a highly fragmented industry. Our ongoing partnership with Invenergy, the country’s leading independent wind owner and developer, provides further opportunities for collaboration, asset drop downs and dividend growth.”
“TerraForm Power’s acquisition of the Invenergy wind plants leverages the power of SunEdison’s platform which was enhanced with our acquisition of First Wind in January of 2015,” said Ahmad Chatila, SunEdison chief executive officer and TerraForm Power chairman. “The Invenergy transaction creates significant value for our shareholders through the accretion in our TerraForm Power ownership and the acceleration of our Incentive Distribution Rights (IDRs). Together with TerraForm Power, SunEdison’s development platform will change how energy is generated, distributed and owned around the world.”
TerraForm Power Raising 2016 Guidance and Establishing Long-Term Growth Target
Concurrent with today’s announcement, TerraForm Power is raising its prior 2016 dividend target of $1.53 to 2016 dividend per share (DPS) guidance of $1.70, a 26 percent year-over-year increase compared to 2015 annual guidance. TerraForm Power is also updating its long-term DPS growth target to a 20 percent CAGR from its current first quarter dividend, driven by the increased visibility and growth provided by this transaction.
Acquisition Terms, Asset Overview and Invenergy Relationship
“This agreement speaks to Invenergy’s proven track record as an independent power producer and to our excellence in facility operations,” said Michael Polsky, Invenergy founder, president and chief executive officer. “Clean power is driving our energy future, and this transaction will enable us to further invest in our industry-leading development pipeline and bring significantly more clean energy to market in the years ahead.”
TerraForm Power intends to acquire net ownership of 460 MW of the wind power plants from Invenergy with the remaining 470 MW to be acquired by a new warehouse facility, for a combined $2.0 billion in aggregate consideration. Average unlevered CAFD of the acquired portfolio is anticipated to be $141 million annually over the next 10 years, generating a levered cash-on-cash return of approximately 8.4 percent.
The acquired portfolio is comprised of seven contracted wind farms located in the United States and Canada. The assets have a weighted average remaining contract life of 19 years and an average counterparty credit rating of AA.
Invenergy will retain a 9.9 percent stake in the U.S. assets and will provide certain operation and maintenance services for these power plants.
The continuing partnership with Invenergy is expected to provide significant opportunities for future collaboration and growth. Invenergy is North America’s largest independent wind power generation company, and its portfolio of clean power projects includes operating facilities totaling approximately 6.6 gigawatts (GW), with another 2.5 GW under construction or contract. This transaction represents the transfer of approximately one-tenth of Invenergy’s total contracted portfolio.
“As an independent, privately-held company, this transaction is consistent with how we finance growth in our capital-intensive industry and reflects the strength of Invenergy’s business model,” said Jim Murphy, Invenergy chief financial officer and operating business group president. “Market interest in these wind projects was strong, reflecting the quality of these renewable energy assets, all of which have long-term power sale contracts.”
Transaction Financing and TerraForm Private Warehouse Facility
TerraForm expects to finance the direct acquisition of the 460 MW through a combination of cash on hand and new bond financing. TerraForm Power will also assume approximately $450 million in non-recourse project debt. These initial drop downs are expected to provide average CAFD of $71 million annually over the next 10 years.
Building on the success of TerraForm Private (the first operating asset warehouse facility that TerraForm Power and SunEdison created for the Atlantic Power assets), the companies anticipate that the remaining 470 MW will be acquired by a new warehouse facility to be sponsored by SunEdison and third party equity investors, with assets dropping down to TerraForm Power in the future. The wind farms intended for the warehouse are expected to generate average unlevered CAFD of $70 million annually over the next 10 years.
Approvals and Timing
The companies anticipate closing by the fourth quarter of 2015.
Completion of the transaction is conditioned upon approval by the Federal Energy Regulatory Commission and the Public Utility Commission of Texas. The transaction is subject to the notification and reporting requirements under the Hart-Scott-Rodino Act and other customary closing conditions.
Advisors
Morgan Stanley acted as lead financial advisor to TerraForm Power. Citi served as joint financial advisor and also acted as lead financing structuring agent. Goldman Sachs acted as exclusive financial advisor to Invenergy. Orrick acted as lead legal counsel to TerraForm Power.
Conference Call and Webcast
TerraForm Power and SunEdison will discuss the transaction on a conference call scheduled for 8:30 am EDT Tuesday, July 7.
The call-in number in the U.S. and Canada is (800) 288-8975, and the international call-in number is (612) 332-0630. If requested, the conference ID number is 364127. Media representatives are invited to participate on a listen-only basis. The call will be webcast and archived on TerraForm Power’s and SunEdison’s investor websites: ir.terraform.com and investors.sunedison.com.
Telephone replays will be available starting two hours after the call ends. The U.S. and Canada number for replays is (800) 475-6701, and the international number is (320) 365-3844. The conference ID number is 364127.
A live audio webcast will be available on the Investor Relations page of TerraForm Power’s and SunEdison’s website. The webcast will be archived and available for replay two hours after the conference call ends.
About TerraForm Power
TerraForm Power is a renewable energy leader that is changing how energy is generated, distributed and owned. TerraForm Power creates value for its investors by owning and operating clean energy power plants. For more information about TerraForm Power, please visit www.terraform.com.
About SunEdison
SunEdison is the world's largest renewable energy development company and is transforming the way energy is generated, distributed, and owned around the globe. The company develops, finances, installs, owns and operates renewable power plants, delivering predictably priced electricity to its residential, commercial, government and utility customers. SunEdison is one of the world's largest renewable energy asset managers and provides customers with asset management, operations and maintenance, monitoring and reporting services. Corporate headquarters are in the United States with additional offices and technology manufacturing around the world. SunEdison's common stock is listed on the New York Stock Exchange under the symbol "SUNE." To learn more visit www.sunedison.com.
About Invenergy
Invenergy and its affiliated companies develop, own, and operate large-scale renewable and other clean energy generation and storage facilities in North America and Europe. Invenergy is committed to continued innovation in clean power solutions. Invenergy's home office is located in Chicago and it has regional development offices in the United States, Canada, Mexico, Japan, and Europe.
Invenergy and its affiliated companies have developed more than 9,100 MW of projects that are in operation, in construction, or under contract, including 76 wind, solar, and natural gas-fueled power generation projects and energy storage facilities. For more information, please visit www.invenergyllc.com.
Forward Looking Statement
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including with respect to the timing of the completion of the acquisitions, expected cash available for distribution (CAFD), earnings, future growth and financial performance (including future dividends per share) and the ability to fund part of the acquisition through a warehouse facility, and typically can be identified by the use of words such as "expect," "estimate," "anticipate," "forecast," "intend," "project," "target," "plan," "believe" and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although SunEdison and TerraForm Power believe that their expectations and assumptions are reasonable, they can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, among others: the failure by TerraForm Power to be able to complete the warehouse financing with respect to the acquisition; the failure of counterparties to fulfill their obligations under offtake agreements; price fluctuations, termination provisions and buyout provisions in offtake agreements; delays or unexpected costs during the completion of projects under construction; TerraForm Power’s ability to successfully identify, evaluate and consummate acquisitions from SunEdison, Inc. or third parties, including the acquisitions of the wind power operating projects from Invenergy; government regulation; operating and financial restrictions under agreements governing indebtedness; SunEdison and TerraForm’s ability to borrow additional funds and access capital markets; SunEdison and TerraForm Power’s ability to compete against traditional and renewable energy companies; SunEdison and TerraForm Power’s ability to integrate acquired power plants, including the wind power plants described in this release; and hazards customary to the power production industry and power generation operations, such as unusual weather conditions and outages. Furthermore, any dividends are subject to available capital, market conditions and compliance with associated laws and regulations.
SunEdison and TerraForm Power undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Expected cash available for distribution is an estimate as of today's date, July 6, 2015, and are based on assumptions believed to be reasonable as of this date. SunEdison and TerraForm Power expressly disclaims any current intention to update such guidance. The foregoing review of factors that could cause SunEdison or TerraForm Power's actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect future results included in the company’s filings with the Securities and Exchange Commission ("SEC") at www.sec.gov. In addition, TerraForm Power makes available free of charge at www.terraform.com copies of materials it files with, or furnishes to, the SEC.
Cash Available for Distribution (CAFD)
CAFD is a supplemental non-GAAP measure of TerraForm Power's ability to earn and distribute cash to investors. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance, including net income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs.
Contacts:
Press:

SunEdison/TerraForm: Tory Patterson, Grayling for SunEdison, SunEdison@grayling.com, (619) 269-9518

Invenergy: Alissa Krinsky, akrinsky@invenergyllc.com, (312)-582-1554

Investors/Analysts:
TerraForm Power: Brett Prior, bprior@terraform.com, (650) 889-8628
SunEdison: R. Phelps Morris, SunEdison, pmorris@SunEdison.com, (314) 770-7325